

Entity Profile Information

Viewed on December 22, 2023

NFA ID 0264077 NOMURA INTERNATIONAL PLC

Current Status Information

Branch ID	Status	Effective Date
	SWAP DEALER REGISTERED	08/15/2023
	NFA MEMBER APPROVED	05/10/2013
	EXEMPT FOREIGN FIRM APPROVED	06/13/1995

Status History Information

Status	Effective Date
SWAP DEALER REGISTERED	08/15/2023
NFA MEMBER APPROVED	05/10/2013
SWAP DEALER PROVISIONALLY REGISTERED	12/31/2012
SWAP DEALER PENDING	12/19/2012
NFA MEMBER PENDING	12/19/2012
EXEMPT FOREIGN FIRM APPROVED	06/13/1995
EXEMPT FOREIGN FIRM PENDING	06/05/1995

Outstanding Requirements

Annual Due Date: 6/1/2024

ANNUAL MEMBERSHIP DUES REQUIRED FOR 3/1/2024

Disciplined Employee Summary

Exempt Foreign Firm Information

NFA ID	Agent Name		Start Date	End Date
9999998	NATIONAL FUTURES ASSOCIATION		5/16/1995	

NFA ID	Regulator Name		Start Date	End Date
0316743	FINANCIAL CONDUCT AUTHORITY		6/13/1995	

NFA ID	Doing Business With	Start Date	End Date
0443305	EFFISSIMO CAPITAL MANAGEMENT PTE LTD	4/16/2020	
0495157	EFFISSIMO PARTNERS	4/16/2020	
0469404	BLUEQUANT CAPITAL MANAGEMENT LLP	11/1/2013	1/18/2018
0410306	NORTHWEST INVESTMENT MANAGEMENT HONG KONG LTD	12/28/2012	1/7/2015

Exemption Category	Exemption Type	Statement Date
FUTURES COMMISSION MERCHANT	30.10	7/31/1997



Business Information

Viewed on December 22, 2023

NFA ID 0264077 NOMURA INTERNATIONAL PLC

Name	NOMURA INTERNATIONAL PLC
Form of Organization	LIMITED LIABILITY COMPANY
Country	UNITED KINGDOM
Federal EIN	98-0179281
Business Address	
Street Address 1	1 ANGEL LANE
City	LONDON
Zip/Postal Code	EC4R 3AB
Country	UNITED KINGDOM
Phone Number	+44 20 7102 1000
Fax Number	Not provided
Email	Not provided
Website/URL	WWW.NOMURA.COM
CRD/IARD ID	Not provided



Exempt Foreign Firm Contact Information

Viewed on December 22, 2023

NFA ID 0264077 NOMURA INTERNATIONAL PLC

Exempt Foreign Firm Contact Address	
First Name	SALLY
Last Name	MCALLISTER
Title	EXECUTIVE DIRECTOR
Street Address 1	1 ANGEL LANE
City	LONDON
Zip/Postal Code	EC4R 3AB
Country	UNITED KINGDOM
Phone	+44 20 7102 3363
Email	SALLY.MCALLISTER@NOMURA.COM



Other Names

NFA ID 0264077 NOMURA INTERNATIONAL PLC

Not provided

OMB Numbers 3038-0023 (exp. April 30, 2026) & 3038-0072 (exp. August 31, 2026)

Page 1 of 1



Location of Business Records

Viewed on December 22, 2023

NFA ID 0264077 NOMURA INTERNATIONAL PLC

Street Address 1	1 ANGEL LANE
City	LONDON
Zip/Postal Code	EC4R 3AB
Country	UNITED KINGDOM



U.S. Address for the Production of Business Records

Viewed on December 22, 2023

NFA ID 0264077 NOMURA INTERNATIONAL PLC

Office Of	NOMURA GLOBAL FINANCIAL PRODUCTS, INC
Street Address 1	WORLDWIDE PLAZA 309 WEST 49TH STREET
City	NEW YORK
State	NEW YORK
Zip/Postal Code	10019-7316



Principal Information

Individual Information

NFA ID	0515721
Name	ATKAR, NEETA AVNASH KAUR
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	09-03-2019

NFA ID	0542935
Name	BARLOW, CHRISTOPHER COLIN
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	10-19-2021

NFA ID	0499421
Name	BRITTON, JONATHAN
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	06-23-2017

NFA ID	0539833
Name	DOYLE, AISLING MAIRE
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	09-02-2021

NFA ID	0555174
Name	FALK, MAGNUS HENRY PETER
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	04-18-2023

NFA ID	0542777
Name	FUGGLE, STEPHEN ANDREW
TItle(s)	CHIEF FINANCIAL OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	10-05-2021

NFA ID	0499422
Name	GODFREY, DAVID WARREN
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	07-05-2017

NFA ID	0489342
Name	LEWIS, JONATHAN WAYNE
TItle(s)	CHIEF EXECUTIVE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	11-03-2015

NFA ID	0555765
Name	MAFFRE, PATRICE
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	07-18-2023

NFA ID	0548585
Name	MOTOTANI, DAISUKE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	06-16-2022

NFA ID	0504462
Name	MURRAY, ROSEMARY CAROL
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED

Effective Date	06-23-2017
NFA ID	0543640
Name	OGURI, NAOYUKI
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	01-26-2022
NFA ID	0560016
Name	SCHOLAR, THOMAS WHINFIELD
TItle(s)	DIRECTOR
10% or More Interest	No
Status	PENDING
Effective Date	12-12-2023
NFA ID	0559582
Name	STONE, JONATHAN PETER
TItle(s)	CHIEF COMPLIANCE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	11-16-2023
NFA ID	0492211
Name	TIERNEY, JOHN GERARD MARY
TItle(s)	CHIEF OPERATING OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	07-05-2017
NFA ID	0497961
Name	TYCE, NATHANIEL JAMES
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	10-19-2023

Holding Company Information

NFA ID	0455943
Full Name	NOMURA EUROPE HOLDINGS PLC
10% or More Interest	Yes
Status	APPROVED
Effective Date	12-29-2012



Non-U.S. Regulator Information

NFA ID 0264077 NOMURA INTERNATIONAL PLC

List of Non-U.S. Regulator(s) During The Past 5 Years

Country	Regulator Name
UNITED KINGDOM	FINANCIAL CONDUCT AUTHORITY
UNITED KINGDOM	PRUDENTIAL REGULATORY AUTHORITY



Agent Information

Current Agent

Agent ID	Agent Name	Start Date
9999998	NATIONAL FUTURES ASSOCIATION	5/16/1995

Agent History

Agent ID	Agent Name	Start Date	End Date
No information available			



Doing Business With

Viewed on December 22, 2023

NFA ID 0264077 NOMURA INTERNATIONAL PLC

Doing Business With - Current

NFA ID	Name	Start Date
No Information Available		

Doing Business With - History

NFA ID	Name	Start Date	End Date
No Information Available			



Disciplinary Information - Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- ADJUDICATION OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR

- THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR

- A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR

- THE RECORD WAS EXPUNGED OR SEALED; OR

- A PARDON WAS GRANTED.

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the charges;

- the classification of the offense, i.e., felony or misdemeanor;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

No



Disciplinary Information - Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- <u>ADJUDICATION</u> OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR

- THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR

- A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR

- THE RECORD WAS EXPUNGED OR SEALED; OR

- A PARDON WAS GRANTED.

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the <u>charges</u>;

- the classification of the offense, i.e., <u>felony</u> or <u>misdemeanor</u>;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

No



Disciplinary Information - Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily <u>enjoined</u> the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

Not provided

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been <u>found</u>, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any <u>investment-related statute</u> or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other <u>person</u>; or
- have failed to supervise another <u>person</u>'s activities under any <u>investment-related statute</u> or regulation thereunder?

Not provided

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

Not provided

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

Not provided

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

Not provided

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

Not provided



Disciplinary Information - Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an adversary action brought by a U.S. bankruptcy trustee?

Not provided


For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an adversary action brought by a U.S. bankruptcy trustee?

Not provided



Disciplinary Information - Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an adversary action brought by a U.S. bankruptcy trustee?

Yes



Registration Contact Information

NFA ID 0264077 NOMURA INTERNATIONAL PLC

First Name	AARON
Last Name	CAPLAN
Title	EXECUTIVE DIRECTOR
Street Address 1	1 ANGEL LANE
City	LONDON
Zip/Postal Code	EC4R 3AB
Country	UNITED KINGDOM
Phone	+44 20 7102 0152
Email	AARON.CAPLAN@NOMURA.COM



Enforcement/Compliance Communication Contact Information

NFA ID 0264077 NOMURA INTERNATIONAL PLC

First Name	CLARE
Last Name	JONES
Street Address 1	1 ANGEL LANE
City	LONDON
Zip/Postal Code	EC4R 3AB
Country	UNITED KINGDOM
Phone	+4420 710 20605
Email	CLARE.JONES@NOMURA.COM

First Name	SALLY
Last Name	MCALLISTER
Title	EXECUTIVE DIRECTOR
Street Address 1	1 ANGEL LANE
City	LONDON
Zip/Postal Code	EC4R 3AB
Country	UNITED KINGDOM
Phone	+44 20 7102 3363
Email	SALLY.MCALLISTER@NOMURA.COM



Membership Information

Viewed on December 22, 2023

NFA ID 0264077 NOMURA INTERNATIONAL PLC

Indicate the category in which the Member intends to vote on NFA membership matters. SWAP DEALER

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? Yes

THE SECURITIES AND EXCHANGE COMMISSION



Membership Contact Information

Membership Contact

First Name	SALLY
Last Name	MCALLISTER
Title	EXECUTIVE DIRECTOR
Street Address 1	1 ANGEL LANE
City	LONDON
Zip/Postal Code	EC4R 3AB
Country	UNITED KINGDOM
Phone	+44 20 7102 3363
Email	SALLY.MCALLISTER@NOMURA.COM

Accounting Contact

First Name	SALLY
Last Name	MCALLISTER
Street Address 1	1 ANGEL LANE
City	LONDON
Zip/Postal Code	EC4R 3AB
Country	UNITED KINGDOM
Phone	+44 20 7102 3363
Email	SALLY.MCALLISTER@NOMURA.COM

Arbitration Contact

First Name	SALLY
Last Name	MCALLISTER
Title	EXECUTIVE DIRECTOR
Street Address 1	1 ANGEL LANE
City	LONDON
Zip/Postal Code	EC4R 3AB
Country	UNITED KINGDOM
Phone	+44 20 7102 3363
Email	SALLY.MCALLISTER@NOMURA.COM

Compliance Contact

First Name	SALLY
Last Name	MCALLISTER
Title	EXECUTIVE DIRECTOR
Street Address 1	1 ANGEL LANE
City	LONDON
Zip/Postal Code	EC4R 3AB
Country	UNITED KINGDOM
Phone	+44 20 7102 3363
Email	SALLY.MCALLISTER@NOMURA.COM

Chief Compliance Officer Contact

First Name	CLARE
Last Name	JONES
Title	MANAGING DIRECTOR
Street Address 1	1 ANGEL LANE
City	LONDON
Zip/Postal Code	EC4R 3AB
Country	UNITED KINGDOM
Phone	+44 20 7102 0605
Email	CLARE.JONES@NOMURA.COM